EXHIBIT 99.3

         News media contact:                     Investor contact:
         Robert L. Guenther                      Thomas R. Rice
         (203) 240-1267                           (203) 728-4872

                               FOR IMMEDIATE RELEASE


                 COMPTROLLER OF THE CURRENCY APPROVES ACQUISITION
                 OF PEOPLES SAVINGS BANK OF WORCESTER BY SHAWMUT


         BOSTON, Mass., and HARTFORD, Conn., March 31, 1994 -  Shawmut

         National Corporation (NYSE: SNC) announced today that the Office of the Comptroller of the Currency had approved the application of Shawmut Bank, N.A., to acquire Peoples Savings Bank, a wholly owned subsidiary of Peoples Bancorp of Worcester Inc. (NASDAQ:

         PEBW).



         A review of the application by the Board of Governors of the

         Federal Reserve System and approval by Peoples shareholders is required before the transaction can be consummated.  The

         shareholders of Peoples will consider the transaction at a special meeting to be held on May 4, 1994.



         Shawmut National agreed to acquire Peoples in August, 1993, for common shares of Shawmut having a value of $180 million.  Peoples has more than $890 million in assets and operates 23 branches of

         Peoples Savings Bank in central Massachusetts.



         Shawmut Bank, N.A., is a principal operating subsidiary of

         Shawmut National.  With assets of $27 billion, Shawmut National provides financial  services  to consumers,  businesses,

         institutions  and governments in southern New England through a network of about 270 branches and 450 ATM's.

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